

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re: Genco Shipping & Trading Limited**
> **DEFA14A Filed January 22, 2024**
> **File No. 001-33393**

Dear Peter Allen:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your soliciting materials.

DEFA14A Filed January 22, 2024

General

1.   Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." Please note that this requirement is not satisfied by including a legend with general references to filings made by the soliciting party or the participants. See Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C. Please provide this information in all future soliciting materials.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions